Exhibit 100.7

NICE Robotic Process Automation and NEVA Named Leader in Intelligent
Automation by Leading Analyst Firm

NICE recognized for innovation and successful global implementations

Hoboken, N.J., September 26, 2019 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Leader in Avasant's "Intelligent Automation Tools RadarView 2019" report. Avasant noted NICE's consistent innovation and cutting-edge capabilities for its Robotic Process Automation and NICE Employee Virtual Attendant (NEVA) (attended automation) offerings. For more information about NICE’s rating, please click here.

The report points out NICE's focus on driving full digitalization to both front and back-office processes through partnerships and organic research and development. NEVA, the world's first virtual attendant focused on employees, was launched by NICE in 2018. NICE recently expanded NEVA's capabilities as well as those of its unattended robots by infusing them with AI to enable the processing of unstructured data.

The report credited NICE for successfully implementing projects with customers around the world including The Results Companies, Asurion and TIM. Other projects noted for delivering positive results include a top Italian financial services group, a public sector organization, a global retailer and a telco provider. Reducing handling time from 90 seconds to just 15 seconds, lowering turnaround time by 82 percent and savings of 4000 man-hours are just some of the results delivered.

"Marrying the human capacity for judgement with robotic precision is our vision for tomorrow's workforce," said Barry Cooper, President, NICE Enterprise Group. "We are delighted to be recognized as a Leader in Intelligent Automation by Avasant. We see this recognition as a testament to our proven track record of successes around the world and of our emphasis on innovation which allows our customers to focus on their core business."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.